DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Damon M. McLean damon.mclean@dlapiper.com T 919.786.2011 F 919.786.2211

January 27, 2011

Mr. Duc Dang
Securities Exchange Commission
100 F Street, NE, Mail Stop 3010 CF/AD8
Washington, DC 20549

Re:	Cornerstone Healthcare Plus REIT, Inc.
Pre-Effective Amendment No. 3 to Registration Statement on Form S-11
Commission File No. 333-168013

Dear Mr. Dang:

Enclosed please find two clean and two marked courtesy copies of the registration statement for the above-referenced filing.  As we discussed by telephone, Pre-Effective Amendment No. 3 is being filed primarily to incorporate by reference certain financial statements related to a recent property acquisition that are required by Rules 3-14 and 11-01 of Regulation S-X to be included in the registration statement.  The required financial statements were filed on Form 8-K/A immediately prior to the filing of Pre-Effective Amendment No. 3.  In addition, please note that the registrant completed an individually insignificant property acquisition on January 14, 2011 and, as a result, Pre-Effective Amendment No. 3 also incorporates by reference the Form 8-K filed on January 21, 2011 announcing this acquisition.  Furthermore, the summary property and debt obligation tables contained in Pre-Effective Amendment No. 3 have been updated to reflect the January 14, 2011 acquisition.  Please feel free to call me with any questions about the filing.

Sincerely,

Damon McLean

Enclosures